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EX-99.(p)(33)

APPENDIX I

CODE OF ETHICS

A.	INTRODUCTION

High ethical standards are essential for the success of QMS and to maintain the confidence of its clients. QMS is of the view that the long-term business interests are best served by adherence to the principle that the Advisory Clients’ interests come first. QMS has a fiduciary duty to the Advisory Clients it manages, which requires individuals associated with QMS to act solely for the benefit of the Advisory Clients. Potential conflicts of interest may arise in connection with the personal trading activities of individuals associated with investment adviser firms. In recognition of QMS’s fiduciary obligations to the Advisory Clients and QMS’s desire to maintain its high ethical standards, QMS has adopted this Code of Ethics (the “Code”) containing provisions designed to seek to: (i) prevent improper personal trading by Access Persons; (ii) prevent improper use of material, non-public information about securities recommendations made by QMS or securities holdings of the Advisory Clients; (iii) identify conflicts of interest; and (iv) provide a means to resolve any actual or potential conflict in favor of the Advisory Clients. In addition, it should be noted that the Code requires all Access Persons of QMS to comply with applicable Federal Securities Laws. If there are any questions as to what Federal Securities Laws are applicable to QMS, please see the Chief Compliance Officer. Failure to adhere to Federal Securities Laws, state securities laws and other applicable regulations could expose an Access Person to sanctions imposed by QMS, the SEC or law enforcement officials. These sanctions may include, among others, disgorgement of profits, suspension/termination of employment or criminal and civil penalties.

One goal is to allow QMS’s Access Persons to engage in personal securities transactions while protecting its Advisory Clients, QMS and its Access Persons from the conflicts that could result from a violation of the securities laws or from real or apparent conflicts of interests. While it is impossible to define all situations that might pose such a risk, this Code of Ethics is designed to address those circumstances where such risks are likely to arise.

Adherence to the Code and the related restrictions on personal investing is considered a basic condition of employment for all Access Persons of QMS. If there is any doubt as to the propriety of any activity, employees should consult with the Chief Compliance Officer, who may consult with and rely upon the advice of QMS’s outside legal counsel.

B.	APPLICABILITY OF CODE OF ETHICS

Personal Accounts of Access Persons. A Personal Account of an Access Persons is defined as an account (1) in which Reportable Securities (as defined herein) are or may be held, and (2) (a) in which an Access Person has any direct or indirect beneficial ownership, or (b) which is maintained by or for:

(a)	Access Person’s spouse (other than a legally separated or divorced spouse of the Access Person) and minor children;

(b)	Any individuals who live in the Access Person’s household and over whose purchases, sales, or other trading activities the Access Person exercises control or investment discretion (this includes any child, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, as well as adoptive and step relationships);

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(c)	Any persons to whom the Access Person provides primary financial support, and either (i) whose financial affairs the Access Person controls, or (ii) for whom the Access Person provides discretionary advisory services;

(d)	Any trust or other arrangement which names the Access Person as a beneficiary; and

(e)	Any partnership, corporation, or other entity of which the Access Person is a director, officer or general partner or in which the Access Person has a 25% or greater beneficial interest, or in which the Access Person owns a controlling interest or exercises effective control.

(2)	Access Person as Trustee. A Personal Account does not include any account for which an Access Person serves as trustee of a trust for the benefit of (i) a person to whom the Access Person does not provide primary financial support, or (ii) an independent third party.

(3)	Personal Accounts of Other Access Persons. A Personal Account of an Access Person that is managed by another Access Person is considered to be a Personal Account only of the Access Person who has a Beneficial Ownership in the Personal Account. The account is considered to be a client account with respect to the Access Person managing the Personal Account.

(4)	Solicitors/Consultants. Non-employee Solicitors or consultants are not subject to this Code unless the Solicitor/consultant, as part of his or her duties on behalf of QMS, (i) makes or participates in the making of investment recommendations for the Advisory Clients, or (ii) obtains information on recommended investments for the Advisory Clients.

(5)	Client Accounts. A client account includes any account managed by QMS which is not a Personal Account.

(6)	No Influence or Control. An account that otherwise meets the definition of Personal Account hereunder, but over which the Access Person has no direct or indirect influence or control, is not a Personal Account. However, Access Persons must provide account statements for such accounts to the Chief Compliance Officer upon request.

C.	RESTRICTIONS ON PERSONAL INVESTING ACTIVITIES

(1)	General. It is the responsibility of each Access Person to ensure that a particular transaction being considered for his or her Personal Account is not subject to a restriction contained in this Code, on QMS’s Restricted List, or otherwise prohibited by any applicable laws. Personal transactions for Access Persons may be effected only in accordance with the provisions of this Code.

(2)	Pre-Clearance of Transactions in a Personal Account. An Access Person must obtain the prior written approval of the Chief Compliance Officer before engaging in the following types of transactions:

•	direct or indirect purchase or sale of beneficial ownership in a security in an initial public offering (as required under Rule 204A-1 of the Advisers Act);

•	certain direct or indirect purchases or sales in a Personal Account of an exchange-traded fund (“ETF”), or derivatives on ETFs, as described in Section C(3) below;

•	direct or indirect acquisition or sale of beneficial ownership in a security in a limited offering (which includes any offering of securities that is exempt under the Securities Act of 1933 such as interests in hedge funds or other pooled investment vehicles, restricted securities, partnerships, trusts, private placements, etc.).

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A request for pre-clearance must be submitted, and approval must be given by the Chief Compliance Officer, in advance of the contemplated transaction. A Sample Pre-Clearance Form is attached as Form 1. The Chief Compliance Officer will generally be responsible for pre-clearing the transactions identified above including ensuring that such transactions are not on the Restricted List or Watch List (but in the case of the Watch List, only with respect to those persons who are recipients of such Watch List). In the event that the Chief Compliance Officer is not available to consider the pre-clearance request or the Chief Compliance Officer is submitting his own pre-clearance request, then a pre-clearance request should be submitted to one of the other managing principals who will consider the request and approve or deny the transaction.

All approved trades must be executed no later than end of business on the business day immediately following the date preclearance is granted, subject to waiver by the Chief Compliance Officer in his sole discretion.

(3)	Pre-Clearance and Holding Periods for ETFs. No pre-clearance requirement applies to the purchase or sale of shares of an individual ETF or a derivative on an individual ETF with a total transaction value of less than $250,000 in one day. For purchases or sales of shares of an individual ETF or a derivatives on an individual ETF with a total transaction value of $250,000 or more in one day (a “Covered ETF Transaction”), an Access Person must submit a pre-clearance request to the Chief Compliance Officer, and receive approval from the Chief Compliance Officer, two business days prior to the day of such Covered ETF Transaction. As an example, if a pre-clearance request for a Covered ETF Transaction is submitted to the Chief Compliance Officer on Monday, and approval is granted on Monday, the Covered ETF Transaction may only occur on the immediately following Wednesday (if the transaction does not occur on the immediately following Wednesday, a new pre-clearance request must be submitted in order to engage in a Covered ETF Transaction).

In addition, an Access Person may not buy or sell an ETF or a derivative on an ETF (of any transaction value) if the Access Person has engaged in the opposite Covered ETF Transaction in the sixty (60) calendar days before or after the transaction. For instance, if an Access Person sells an ETF in a Covered ETF Transaction on June 1, that Access person may not purchase the same ETF until July 30. Conversely, if the Access Person purchases $10,000 of an ETF on June 1, that Access Person may not sell the same ETF in a Covered ETF Transaction until July 30.

(4)	Use of a Restricted List: Access Persons are prohibited from purchasing or disposing of any security which is on QMS’s current “Restricted List.” The Restricted List is found on the QMS internal Wiki, and each Access Person is responsible for checking the Restricted List prior to engaging in a transaction. Generally, the restricted list will include (but is not limited to):

(a)	Instruments eligible for trading by QMS separately managed accounts and/or fund vehicles (i.e. futures);

(b)	Financial Instruments of any publically traded QMS clients; and

(c)	Any financial instrument about which QMS may possess material, non-public information

Once an Issuer is placed on the Restricted List, the Chief Compliance Officer shall take steps to immediately inform all Access Persons of the Issuers listed on the Restricted List. While an Issuer is on the Restricted List, each person subject to this Code shall be prohibited from

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trading of that Issuer’s securities in their Personal Accounts. From time to time, the Chief Compliance Officer shall review the issuers on the Restricted List to determine if they should be removed.

If an Issuer was added to the Restricted List due to B.C.(3)(d) above, then QMS will also be prohibited from trading or recommending the trading of that Issuer’s securities in the Advisory Client’s accounts.

(5)	Use of a Watch List: The Chief Compliance Officer may place certain Issuers on a “Watch List.” Companies about which a limited number of employees possess material, non-public information should generally be placed on the Watch List. The list will be disclosed by the Chief Compliance Officer only to those persons who are deemed to be necessary recipients of the list because of their roles in compliance.

While an Issuer is on the Watch List, QMS and each Access Person who has knowledge of the material non-public information shall generally be prohibited from trading or recommending the trading of that Issuer’s securities in Personal Accounts or the Advisory Client’s accounts. From time to time, the Chief Compliance Officer shall review the Issuers on the Watch List to determine if they should be removed.

(6)	Limited Exceptions: QMS reserves the right to decide, on a case-by-case basis, exceptions to any provisions under this Code. Such exceptions will be granted only in extraordinary cases and only to the extent consistent with QMS’s fiduciary obligations to its Advisory Clients. In no event will any exception be granted if the granting thereof would result in the violation of any law, rule or regulation applicable to QMS. Any exceptions made hereunder, and the reasons therefore, will be maintained in writing by QMS.

(7)	Further Information: The Chief Compliance Officer (or his designee) in his discretion reserves the right to deny any pre-clearance request. In addition, QMS reserves the right to require an Access Person to reverse, cancel or freeze, at the Access Person’s expense, any transaction or position in a security if QMS believes such transaction or position might violate this Manual or appears improper.

If any person has any question with regard to the applicability of the provisions of this Code generally or with regard to any securities transaction, he or she should consult the Chief Compliance Officer.

D.	Reporting Requirements

All Access Persons are required to submit to the Chief Compliance Officer (subject to the applicable provisions of Section E below) the following reports:

(1)	List of Personal Accounts—Access Persons are required to provide the Chief Compliance Officer with a list of Personal Accounts when submitting their Initial Holdings Report. For each Personal Account, the Access Person must disclose the following information:

(a)	Brokerage account name (and each bank account used which is substantially the same as a brokerage account);

(b)	Account number; and

(c)	Name of each firm through which securities transactions are directed with respect to all accounts in which the Access Person may have Beneficial Ownership.

Access Persons should use the form provided in Form 2 to disclose such information.

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(2)	Initial Holdings Reports—Access Persons are required to provide the Chief Compliance Officer (or his designee) with an Initial Holdings Report within 10 days of the date that such person became an Access Person (typically within 10 days of employment) that meets the following requirements:

(a)	Must disclose all of the Access Person’s current securities holdings with the following content for each Reportable Security (as defined below) including any holdings in limited offerings (i.e. private placements, private equity interests, hedge fund interests, restricted stock, etc.) in which the Access Person has any direct or indirect Beneficial Ownership:

•	title and type of reportable security;

•	ticker symbol or CUSIP number (as applicable);

•	number of shares;

•	principal amount of each reportable security.

(b)	Must disclose the name of any broker, dealer or bank with which the Access Person maintains a Personal Account.

(c)	Information contained in Initial Holding Reports must be current as of a date no more than 45 days prior to the date of submission.

(d)	The date upon which the report was submitted.

Access Persons should use the form of Initial Holdings Report contained in Form 2 to this Code of Ethics.

(3)	Annual Holdings Reports—Subject to the applicable provisions of Section E below, Access Persons must also provide Annual Holdings Reports of all current Reportable Securities holdings at least once during each 12 month period (the “Annual Holdings Certification Date”). For purposes of this Code, the Annual Holdings Certification Date is December 31 of each year. From a content perspective, such Annual Holdings Reports must comply with the requirements of Initial Holdings Reports contained in (2) above. In particular, it should be noted that Access Persons will need to provide their current holdings in any limited offerings (i.e. private placements, private equity interests, hedge fund interests, restricted stock, etc.) as part of their Annual Holdings Report. Access Persons should use the form of Annual Holdings Report contained in Form 3 to this Code.

(4)	Quarterly Transaction Reports—Subject to the applicable provisions of Section E below, Access Persons must also provide Quarterly Transaction Reports for each transaction in a Reportable Security (as defined below) that the Access Person has any direct or indirect Beneficial Ownership. In particular, it should be noted that Access Persons will need to report any transactions in limited offerings (i.e. private placements, private equity interests, hedge fund interests, restricted stock, etc.) that occurred during the relevant quarter. Such Quarterly Transaction Reports must meet the following requirements:

(a)	Content Requirements – Quarterly Transaction Report must include the following information about each transaction involving a Reportable Security:

•	date of transaction;

•	title of Reportable Security;

•	ticker symbol or CUSIP number of Reportable Security (as applicable);

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•	interest rate and maturity rate (if applicable);

•	number of shares (if applicable);

•	principal amount of Reportable Security (if applicable);

•	nature of transaction (i.e., purchase or sale);

•	price of Reportable Security at which the transaction was effected;

•	the name of broker, dealer or bank through which the transaction was effected; and

•	date upon which the Access Person submitted the report.

(b)	Timing Requirements – Subject to Section E below, Access Persons must submit a Quarterly Transaction Report (preferably via email to the Chief Compliance Officer) no later than 30 days after the end of each quarter.

In addition, if an Access Person opens a Personal Account during the quarter, the Access Person must provide the Chief Compliance Officer:

(a)	the information regarding that Personal Account set forth in Section (D)(1) above;

(b)	the date the Personal Account was established; and

(c)	the date the report is submitted to the Chief Compliance Officer.

Access Persons should use the form of Quarterly Transaction Report provided in Form 4 to this Code, subject to the applicable provisions of Section E below.

(5)	Definition of Reportable Security – For purposes of the reporting requirements, a Reportable Security includes futures, options, and any financial instrument that is known as a security and as defined in detail in Section 202(a)(18) of the Investment Company Act[1], EXCEPT that it does NOT include:

(a)	Direct obligations of the Government of the United States;

(b)	Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;

(c)	Shares issued by money market funds;

(d)	Shares issued by registered open-end funds (i.e. mutual funds) that are registered under the Company Act; provided that such funds are NOT registered funds managed or sub-advised by QMS or registered funds whose adviser, sub-adviser or principal underwriter controls QMS, or is under common control with QMS (such funds, the “Reportable Funds”);

(e)	Shares issued by unit investment trusts that are invested exclusively in one or more registered open-end funds; provided that such funds are NOT advised by QMS or an affiliate and such fund’s advisor or principal underwriter is not controlled or under common control with QMS.

1	Under the Advisers Act, a “security” means any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security”, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guaranty of, or warrant or right to subscribe to or purchase any of the foregoing.

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A “Reportable Security” includes shares that are issued by registered open-end funds which include, but are not limited to, (i) exchange-traded funds and (ii) the Reportable Funds.

E.	Exceptions from Reporting Requirements/Alternative to Quarterly Transaction Reports

This Section sets forth exceptions from the reporting requirements of Section D of this Code. All other requirements will continue to apply to any holding or transaction exempted from reporting pursuant to this Section E. Accordingly, the following transactions will be exempt only from the reporting requirements of Section D:

(a)	Quarterly Transaction Reports are not required to be submitted with respect to any transactions effected pursuant to an automatic investment plan, e.g., dividend reinvestment plans (although holdings need to be included on Initial and Annual Holdings Reports);

(b)	Quarterly Transaction Reports are not required if the report would duplicate information contained in broker trade confirm or account statements (whether in hard copy or electronic) that an Access Person has already provided to the Chief Compliance Officer; provided, that such broker trade confirm or account statements are provided to the Chief Compliance Officer within 30 days of the end of the applicable calendar quarter. This paragraph has no effect on an Access Person’s responsibility related to the submission of Initial and Annual Holdings Reports.

(i)	Access Persons that would like to avail themselves of this exemption should:

(1)	Ensure that the content of such broker confirms or account statements meet the content required for Quarterly Transaction Review Reports set forth in Section D above;

(2)	Inform the Chief Compliance Officer that you would like to avail yourself of this reporting option and provide the Chief Compliance Officer with the following for each of your Personal Accounts:

•	name of institution;

•	address of institution;

•	name of contact at institution;

•	identification numbers for Personal Accounts held at institution; and

•	name of Personal Accounts held at institution.

(3)	The Access Person or the Chief Compliance Officer will then send the form of letter attached to the Code as Form 5 to the institution in question.

F.	Protection of Material Non-Public Information About Securities/ Investment Recommendations

In addition to other provisions of the Code and the Manual (including the Insider Trading Procedures herein), Access Persons should note that QMS has a duty to safeguard material, non-public information about securities/investment recommendations provided to (or made on behalf of) the Advisory Clients. As such, Access Persons generally should not share such information outside of QMS. Notwithstanding the foregoing, Access Persons and QMS may provide such information to

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persons or entities providing services to QMS or the Advisory Clients where such information is required to effectively provide the services in question. Examples of such persons or entities are:

•	brokers;

•	accountants or accounting support service firms;

•	custodians;

•	transfer agents;

•	bankers; and

•	lawyers.

If there are any questions about the sharing of material, non-public information about securities/investment recommendations made by QMS, please see the Chief Compliance Officer, who may consult with and rely upon the advice of QMS’s outside legal counsel as needed.

G.	Oversight of Code of Ethics

(1)	Acknowledgement/Reporting. The Chief Compliance Officer will provide a copy of the Code of Ethics and any amendments thereto to all Access Persons. All Access Persons are required to sign and acknowledge their familiarity with the provisions of this Code (and related Insider Trading Policy) by signing the form of acknowledgment attached as Appendix A on an annual basis. In addition, any situation that may involve a conflict of interest or other possible violation of this Code must be promptly reported to the Chief Compliance Officer who must report it to the senior management of QMS.

(2)	Review of Transactions. Each Access Person’s transactions in his/her Personal Accounts are reviewed on a regular basis and compared to transactions entered into by Advisory Clients. Any transactions that are believed to be a violation of this Code will be reported promptly to the Chief Compliance Officer who must report them to executive management of QMS.

In particular, The Chief Compliance Officer will look out for any purchase or sale of the securities on either the Restricted List or Watch List (but in the case of the Watch List, only with respect to those persons who are recipients of such Watch List) and will report such a violation immediately to a Managing Partner. The Managing Partner will consider whether such transaction gives rise to a conflict of interest, disadvantages investors or gives rise to any fiduciary or anti-fraud issues and will consider any appropriate remedies.

(3)	Sanctions. Senior management of QMS, at their discretion, will consider reports made pursuant to the above requirements and upon determining that a violation of this Code has occurred, may impose such sanctions or remedial action management deems appropriate or to the extent required by law (as may be advised by outside legal counsel or other advisors). These sanctions may include, among other things, disgorgement of profits, fines, suspension or termination of employment with QMS, or criminal or civil penalties.

(4)	Policy Review. At least annually, the Chief Compliance Officer shall review the adequacy of the Code and the effectiveness of its implementation, and, if necessary, make any necessary amendments.

H.	Confidentiality

All reports of securities transactions and any other information filed pursuant to this Code will be treated as confidential to the extent permitted by law.

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I.	Non-Retaliation Policy

QMS is committed to the promotion and maintenance of a work environment where employees can raise concerns about misconduct without fear of retaliation or reprisal. To that end, QMS will not allow disciplinary action to be taken against an employee for disclosing evidence of wrongdoing to the Chief Compliance Officer or other executive officer or for refusing to engage in conduct that he or she reasonably believes is unlawful or unethical. QMS encourages anyone who encounters evidence of an actual or potential violation of any law, rule or regulation or other wrongdoing or who is asked to engage in conduct that may be unlawful or unethical to notify the Chief Compliance Officer or another executive officer promptly. Each Access Person must contact the Chief Compliance Officer if he or she becomes aware of a violation of this Code.